United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-3548

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

30 West Superior Street
Duluth, Minnesota, 55802-2093
(218) 279-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ALLETE, Inc. Common Stock held under the
Minnesota Power and Affiliated Companies
Employee Stock Ownership Plan

(Title of each class of securities covered by this Form)

All other ALLETE, Inc. Common Stock Issued and Outstanding
and the
8.05% Cumulative Quarterly Income Preferred Securities of
ALLETE Capital I, a subsidiary of ALLETE, Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1 – Plan Trustee

Pursuant to the requirements of the Securities Exchange Act of 1934 ALLETE, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 20, 2003 BY: *Philip R Halverson*

Philip R. Halverson
Vice President, General Counsel and Secretary